UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AMLI RESIDENTIAL PROPERTIES TRUST

(Name of Issuer)

COMMON SHARES OF BENEFICIAL INTEREST, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

001735 10 9

(CUSIP Number)

Christopher L. O’Dell Executive Director, Law Morgan Stanley & Co. Incorporated 1221 Avenue of the Americas New York, NY 10020 Phone: (212) 762-7829

Copy to: Louis L. Goldberg Davis Polk & Wardwell 450 Lexington Avenue New York, NY 10017 Telephone: (212) 450-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 23, 2005

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box ☐.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

CUSIP No. 001735 10 9	13D	Page 2 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MORGAN STANLEY 36-3145972
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ N/A
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐ N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,734,067[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,734,067
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%[2]
14	TYPE OF REPORTING PERSON* CO

1 Beneficial ownership of 1,734,067 common shares of beneficial interest (“Common Shares”) of AMLI Residential Properties Trust (“Issuer”) is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such Common Shares as a result of the Voting Agreement described in Item 3 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any such Common Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

2 Based on 25,473,005 Common Shares outstanding as of October 23, 2005, as set forth in Section 3.1(c)(i)(B) of the Merger Agreement described in Item 4 hereof.

CUSIP No. 001735 10 9	13D	Page 3 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MORGAN STANLEY REAL ESTATE ADVISOR, INC 20-0109235
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ N/A
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐ N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,734,067[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,734,067
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%[2]
14	TYPE OF REPORTING PERSON* CO, IA

1 Beneficial ownership of 1,734,067 common shares of beneficial interest (“Common Shares”) of AMLI Residential Properties Trust (“Issuer”) is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such Common Shares as a result of the Voting Agreement described in Item 3 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any such Common Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

2 Based on 25,473,005 Common Shares outstanding as of October 23, 2005, as set forth in Section 3.1(c)(i)(B) of the Merger Agreement described in Item 4 hereof.

CUSIP No. 001735 10 9	13D	Page 4 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PRIME PROPERTY FUND, LLC 36-4516330
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ N/A
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐ N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,734,067[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,734,067
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%[2]
14	TYPE OF REPORTING PERSON* OO

1 Beneficial ownership of 1,734,067 common shares of beneficial interest (“Common Shares”) of AMLI Residential Properties Trust (“Issuer”) is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such Common Shares as a result of the Voting Agreement described in Item 3 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any such Common Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

2 Based on 25,473,005 Common Shares outstanding as of October 23, 2005, as set forth in Section 3.1(c)(i)(B) of the Merger Agreement described in Item 4 hereof.

   Item 1. Security and Issuer.

     The class of equity securities to which this statement relates is the common shares of beneficial ownership, par value $0.01 per share (together with any associated preferred share purchase rights, the “Common Shares”) of AMLI Residential Properties Trust, a Maryland real estate investment trust (the “Issuer”). The principal executive office of the Issuer is located at 125 South Wacker Drive, Suite 3100, Chicago, Illinois 60606.

   Item 2. Identity and Background.

     This statement is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Morgan Stanley, a Delaware corporation (“Morgan Stanley”), Morgan Stanely Real Estate Advisor, Inc., a Delaware Corporation (“MSREA”) and Prime Property Fund, LLC (“Prime” and, together with Morgan Stanley and MSREA, the “Reporting Persons”).

     MSREA is the statutory manager of prime for purposes of the Delaware Limited Liability Company Act. Morgan Stanley is the sole shareholder of MSREA. The address of the principal business and the principal office of each of Morgan Stanley and MSREA is 1585 Broadway, New York, New York 10036. The address of the principal business and the principal office of Prime is 3424 Peachtree Road, N.E., Atlanta, Georgia 30326-1102.

     The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Morgan Stanley and of MSREA are set forth on Schedules A and B, respectively. The name, business address, present principal occupation or employment and citizenship of each executive officer of Prime is set forth on Schedule C. Prime is managed by MSREA as its statutory manager and not by a board of directors.

     During the last five years, none of the Reporting Persons, and to the knowledge of the Reporting Persons, any of the persons listed on Schedule A, B C attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   Item 3. Source and Amount of Funds or Other Consideration.

     As an inducement to the Purchaser Parties (as defined below) entering into the Merger Agreement described in Item 4, and incurring the obligations set forth in the Merger Agreement, each of Gregory T. Mutz, a Trustee and the Chairman and Chief Executive Officer of the Issuer, Allan Sweet, a Trustee and the President of the Issuer, Philip N. Tague, a Trustee and an Executive Vice President of the Issuer, and Robert J. Chapman, the Chief Financial Officer of the Issuer (each, a “Shareholder”), has entered into a Voting Agreement, dated as of October 23, 2005, with Prime (the “Voting Agreement”). Pursuant to the Voting Agreement, each Shareholder has agreed, severally and not jointly, to vote (or cause to be voted) the Common Shares that each beneficially owns (i) in favor of the approval of the Merger (as defined in Item 4) and the Merger Agreement (as defined in Item 4) and each of the transactions contemplated by the Merger Agreement and (ii) against (A) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale or transfer of a material amount of assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Issuer or any Competing Transaction (as defined in the Merger Agreement), and (B) any amendment of the Issuer’s declaration of trust or bylaws or other proposal or transaction involving the Issuer or any of its subsidiaries, which amendment or other proposal or transaction would in any manner delay, impede, frustrate, prevent or nullify the Mergers (as defined in Item 4), the Merger Agreement or any of the other transactions contemplated by the Merger Agreement or change in any manner the voting rights of Company Shares.

     Shared voting power with respect to the aggregate of 1,734,067 Common Shares beneficially owned by the Shareholders was acquired through execution of the Voting Agreement. Prime has not expended any funds as consideration for the execution of the Voting Agreement.

Page 5 of 12 Pages

     The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, which is filed as Exhibit 1 to this Schedule 13D and is incorporated into this Schedule 13D by reference.

   Item 4. Purpose of Transaction.

     On October 23, 2005, the Issuer, AMLI Residential Properties, L.P., a Delaware limited partnership and subsidiary of the Issuer (“AMLI Partnership”), Prime, Atom Acquisition LLC, a Delaware limited liability company and indirect wholly owned subsidiary of Prime (“Acquisition Entity”), and Atom Acquisition Partners, L.P., a Delaware limited partnership and, directly or indirectly, a wholly owned subsidiary of Acquisition Entity (“Acquisition Partnership” and, together with Acquisition Entity and Acquisition Partnership, the “Purchaser Parties”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, and subject to the satisfaction or waiver of the conditions therein, the Issuer will merge with and into Acquisition Entity (the “Merger”), with Acquisition Entity continuing as the surviving entity (the “Surviving Entity”), and Acquisition Partnership will merge with and into AMLI Partnership (the “Partnership Merger” and, together with the Merger, the “Mergers”), with AMLI Partnership continuing as the surviving partnership (the “Surviving Partnership”). Following completion of the Mergers, the Surviving Entity will be a subsidiary of Prime and the Surviving Partnership will be a subsidiary of the Surviving Entity.

     The limited liability company agreement and certificate of formation of Acquisition Entity will continue to be the limited liability company agreement and certificate of formation of the Surviving Entity following the effective time of the Merger until amended in accordance with its terms and applicable law. The Surviving Entity will have no bylaws immediately following the effective time of the Merger. The Surviving Entity is not expected to have a board of directors or similar body following completion of the Merger.

     Pursuant to the terms of the Merger Agreement, and subject to the terms and conditions set forth therein, (i) at the effective time of the Merger (A) each issued and outstanding Common Share will be converted into the right to receive $37.75 in cash, without interest, (B) each issued and outstanding Series B cumulative redeemable convertible preferred share of beneficial interest, par value $0.01 per share (the “Series B Preferred Shares”), of the Issuer will be converted into the right to receive $37.75 in cash, without interest and (C) each issued and outstanding Series D cumulative convertible redeemable preferred share of beneficial interest, par value $0.01 per share (the “Series D Preferred Shares”), of the Issuer will be converted into the right to receive $34.008975 in cash, without interest and (ii) each common unit of limited partnership interest of AMLI Partnership (each, an “OP Unit”) will be converted into the right to receive $37.75 in cash, without interest. In addition, holders of Common Shares, Series B Preferred Shares, Series D Preferred Shares and OP Units, as applicable, will receive additional merger consideration representing a pro rata portion of the regular quarterly dividend or distribution customarily payable with respect to such securities that is allocable to the quarter in which the Mergers are closed, with such amount based on the number of days having elapsed in such quarter period.

     The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 2 to this Schedule 13D and is incorporated into this Schedule 13D by reference.

     Following the Mergers, the Common Shares will no longer be traded on the New York Stock Exchange and registration of the Shares under the Exchange Act will be terminated.

     Except as set forth in this Statement and in connection with the Mergers described above, the Reporting Persons have no plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

   Item 5. Interest in Securities of the Issuer.

     (a) and (b) As a result of the Voting Agreement, Prime may be deemed to beneficially own (within the meaning of Rule 13d-3 promulgated under the Exchange Act), and to have shared power to vote or direct the vote

Page 6 of 12 Pages

of, the 1,734,067 Common Shares subject to the Voting Agreement (as represented by the Shareholders in the Voting Agreement), which represent approximately 6.8% of the 25,473,005 Common Shares issued and outstanding as of October 23, 2005 (as represented by the Issuer in the Merger Agreement).

     For the purposes of Rule 13d-3, Morgan Stanley and MSREA may each be deemed to beneficially own the 1,734,067 Common Shares subject to the Voting Agreement. Morgan Stanley is filing solely in its capacity as parent company of, and indirect beneficial owner of securities held by, one of its business units. MSREA is filing solely in its capacity as manager of Prime. MSREA does not beneficially own any interest in Prime.

     Each of the Reporting Persons disclaims beneficial ownership of the Common Shares subject to the Voting Agreement. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any such Common Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

     The Reporting Persons do not affirm the existence of a group and are filing this statement jointly pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act.

     Except as disclosed in this Schedule 13D, no Reporting Person nor, to the knowledge of the Reporting Persons, any of the persons named in Schedule A, B or C hereof, has (i) sole or shared power to vote or direct the vote of Common Shares or (ii) sole or shared power to dispose or direct the disposition of Common Shares.

     (c) Except for the agreements described above in this Schedule 13D, no transactions in the class of securities reported have been effected during the past 60 days by any of the Reporting Persons or, to the knowledge of the Reporting Persons, by any of the persons named in Schedule A. B C or Item 5(a).

     (d) Not applicable.

     (e) Not applicable.

   Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Except for the agreements described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

   Item 7. Material to be Filed as Exhibits.

Exhibit 1	Voting Agreement, dated October 23, 2005, by and among Prime Property Fund, LLC, Gregory T. Mutz, in his individual capacity and as representatives of the other shareholders a party thereto, Allan J. Sweet, Philip N. Tague and Robert J. Chapman

Exhibit 2	Merger Agreement, dated October 23, 2005, by and among AMLI Residential Properties Trust, AMLI Residential Properties, L.P., Prime Property Fund, LLC, Atom Acquisition LLC and Atom Acquisition Partners, L.P.

Exhibit 3	Joint Filing Agreement among the Reporting Persons

Page 7 of 12 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2005

MORGAN STANLEY

By:	/s/ Peter R. Vogelsang

	Name:	Peter R. Vogelsang
	Title:	Managing Director

MORGAN STANLEY REAL ESTATE ADVISOR, INC.

By:	/s/ Candice W. Todd

	Name:	Candice W. Todd
	Title:	Executive Director

PRIME PROPERTY FUND, LLC

By: Morgan Stanley Real Estate Advisor, Inc., its Manager

By:	/s/ Candice W. Todd

	Name:	Candice W. Todd
	Title:	Executive Director

Page 8 of 12 Pages

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS
OF
MORGAN STANLEY

     The names of the Directors and the names and titles of the Executive Officers of Morgan Stanley and their principal occupations are set forth below. The business address of each of the Directors or Executive Officers is that of Morgan Stanley at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Morgan Stanley and each individual is a United States citizen.

NAME	TITLE

John J. Mack	Chairman and CEO

Edward A. Brennan	Retired; former Chairman, President and CEO
of Sears, Roebuck and Co.

Roy J. Bostock	Chairman of the Partnership for a Drug Free
America

Sir Howard J. Davies[1]	The Director, London School of Economics and
Political Science

C. Robert Kidder	Principal, Stonehenge Partners, Inc.

John W. Madigan	Retired; former Chairman of Tribune Company

Miles L. Marsh	Retired; former Chairman and CEO of Fort
James Corporation

Charles H. Noski	Retired; former Corporate Vice President, CFO
and director of Northrop Grumman Corporation

O. Griffith Sexton	Adjunct Professor of Finance at Columbia
Business School

Laura D’Andrea Tyson	Dean of the London Business School

Klaus Zumwinkel[2]	Chairman of the Board of Management,
Deutsche Post AG

Walid Chammah	Head of Investment Banking

Jonathan Chenevix-Trench	Chairman, European Management Committee

Zoe Cruz	Acting President

Tom Daula	Chief Risk Officer

Ray Harris	Acting President and COO, Individual Investor Group

1 Sir Howard Davies is an English citizen and not a United States citizen.
2 Klaus Zumwinkel is a German citizen and not a United States Citizen.

Page 9 of 12 Pages

NAME	TITLE

David Heleniak	Vice Chairman

Roger C. Hochschild	President and COO, Discover Financial
Services

Jerker Johansson	Co-Head of Institutional Sales and Trading

Gary Lynch	Chief Legal Officer

Alasdair Morrison	Chairman and CEO, Morgan Stanley Asia

David W. Nelms	Chairman and CEO, Discover Financial
Services

Thomas Nides	Chief Administrative Officer and Secretary

Neal Shear	Co-Head of Institutional Sales and Trading

David H. Sidwell	EVP and Chief Financial Officer

Cordell Spencer	Deputy Head of Investment Banking

Owen D. Thomas	Acting President and COO, Investment
Management

Page10 of 12 Pages

SCHEDULE B

EXECUTIVE OFFICERS AND DIRECTORS
OF
MORGAN STANLEY REAL ESTATE ADVISOR, INC.

     The names of the Directors and the names and titles of the Executive Officers of Morgan Stanley Real Estate Advisor, Inc. (“MSREA”) and their principal occupations are set forth below. The business address of each of the Directors or Executive Officers is that of MSREA at 1585 Broadway, New York, New York 10036. Each occupation set forth opposite an individual’s name refers to MSREA and each individual is a United States citizen.

NAME	TITLE

Owen D. Thomas	Chairman and Director

E. Davisson Hardman, Jr.	President and Director

Jay H. Mantz	Managing Director and Director

Peter C. Harned	Chief Compliance Officer

J. Timothy Morris	Managing Director

Page 11 of 12 Pages

SCHEDULE C

EXECUTIVE OFFICERS AND STATUTORY MANAGER
OF
PRIME PROPERTY FUND, LLC

     The names and titles of the Executive Officers of Prime Property Fund, LLC (“Prime”) and their principal occupations are set forth below. The business address of each of the Executive Officers is that of Prime at 3424 Peachtree Road, N.E., Suite 800, Atlanta, GA 30326. Each occupation set forth opposite an individual’s name refers to Prime and each individual is a United States citizen. Prime is managed by MSREA, its statutory manager, and not by a board of directors.

NAME	TITLE

Joseph C. Thomas	Portfolio Manager

Scott A. Brown	Assistant Portfolio Manager

Candice W. Todd	Chief Financial Officer

Page 12 of 12 Pages